February 10, 2003

Claude Resources Drilling
West Porky Gold Discovery

Claude Resources Inc., has mobilized two diamond drill rigs to its West Porky Lake gold discovery located two kilometres north of the Company’s Seabee mine in northern Saskatchewan.

As the follow-up to its 2002 program that identified a gold-bearing, shear-hosted mineralized system, the 2003 West Porky drill program totals 6,500 metres in 22 holes. Last year’s drilling identified a structure with at least 400 metres of strike length at grades between 2 and 15 grams per tonne. Objectives of the current campaign include the creation of a drill database with intercepts on 50-metre centres (to a vertical depth of 300 metres) to confirm continuity of the mineralized system and the collection of sufficient core for bench scale metallurgical testing.

The expected completion date for this work program is the second quarter of 2003.

For further information, please contact:

Neil McMillan, President
Philip E. Olson, Vice President, Exploration
Phone: (306) 668-7513